ABACUS INTERNATIONAL CAPITAL CORP.
6 – 8 Bowery, 4th Floor
New York, NY 10013

VIA OVERNIGHT COURIER
February 24, 2026

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-2000

RE: 2025 Annual Audited Financial Statements – Broker/Dealer
        Abacus International Capital Corp.

Dear Sir or Madam:

Enclosed please find the 2025 Annual Audited Financial Statements for Abacus International Capital Corp., a broker/dealer.

Enclosed please also find a copy of this letter with a self-addressed stamped envelope. Please provide a receipt for this submission by stamping the copy and returning it in the envelope.

Please contact me at 212.266.9063, with any questions.

Sincerely,

Jill Sung
Vice President

Cc: SEC NY Regional Office
     100 Pearl Street, Suite 20-100
     New York, NY 10004-2616

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ABACUS INTERNATIONAL CAPITAL CORP.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6 BOWERY
(No. and Street)

NEW YORK (City) NY (State) 10013 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JILL SUNG (Name) 212-266-9063 (Area Code – Telephone Number) jillsung@abacusicc.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

S. R. Snodgrass, P.C.
(Name – if individual, state last, first, and middle name)

2009 Mackenzie Way, Suite 340, (Address) Cranberry Township (City) PA (State) 16066 (Zip Code)

10/22/2003 (Date of Registration with PCAOB)(if applicable) #0074 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jill Sung _____, swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of Abacus International Capital Corp. _____, as of
December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.

Notary Public

```
        JEN WU TAN
NOTARY PUBLIC, STATE OF NEW YORK
       NO. 01TA6397902
  QUALIFIED IN QUEENS COUNTY
MY COMMISSION EXPIRES SEPT 16, 20 2 7
```

Signature:

Title:
Vice President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a 4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ABACUS INTERNATIONAL CAPITAL CORP.

SEC ID 8-46418

Financial Statements
December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Abacus International Capital Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Abacus International Capital Corp. (the "Company") as of December 31, 2025; the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2025; and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has cash flows used in operations that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent, with respect to the Company, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PITTSBURGH, PA   PHILADELPHIA, PA   WHEELING, WV   STEUBENVILLE, OH

2009 Mackenzie Way • Suite 340   161 Washington Street • Suite 200   980 National Road   511 N. Fourth Street
Cranberry Township, PA 16066   Conshohocken, PA 19428   Wheeling, WV 26003   Steubenville, OH 43952
(724) 934-0344   (610) 278-9800   (304) 233-5030   (304) 233-5030

S.R. Snodgrass, P.C. d/b/a S.R. Snodgrass, A.C. in West Virginia



Auditor's Report on Supplemental Information

The supplemental schedules ("the supplemental information") have been subjected to the auditing procedures performed in conjunction with the audit of Abacus International Capital Corp.'s financial statements. The supplemental information is the responsibility of Abacus International Capital Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2025.

S. R. Snodgrass, P. C.

Conshohocken, Pennsylvania
February 19, 2026

ABACUS INTERNATIONAL CAPITAL CORP.

TABLE OF CONTENTS
DECEMBER 31, 2025

ABACUS INTERNATIONAL CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

		2025
ASSETS		
Cash and cash equivalents	$	94,002
Trading securities		87,417
Prepaid expenses and others assets		12,030
Total Assets	$	**193,449**
LIABILITIES AND STOCKHOLDER's EQUITY		
LIABILITIES:		
Accrued expenses	$	11,250
Related party liability		5,595
Deferred tax liability		8,300
Total Liabilities	$	25,145
Commitments and Contingencies		-
STOCKHOLDER'S EQUITY:		
Common stock, no par value' 200 shares authorized, issued and outstanding		-
Additional Paid-in capital		1,809,875
Accumulated deficit		(1,641,571)
Total stockholder's equity	$	168,304
Total Liabilities and Stockholder's Equity	$	**193,449**

The accompanying notes are an integral part of these financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

		2025
EXPENSES:		
Occupancy	$	5,595
Communication and data processing		1,946
Insurance		12,099
Professional fees		22,065
Regulator Fees & Expenses		1,837
Other operating		2
Total Expenses	$	**43,544**
Loss From Operation	$	**(43,544)**
OTHER (EXPENSES) / INCOME:		
Interest and dividends	$	1,179
Gain on change in fair value of trading securities		17,838
Total Other Expenses / Income	$	**19,017**
Loss Before Income Tax Benefit		(24,527)
Deferred Income Tax		(4,611)
Net Loss	$	**(19,916)**

The accompanying notes are an integral part of these financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock Shares	Paid-In Capital	Accumulated Deficit	Total
BALANCE - JANUARY 01, 2025	200	$ 1,809,875	$ (1,621,655)	$ 188,220
Net loss	-	-	(19,916)	(19,916)
BALANCE - DECEMBER 31, 2025	200	$ 1,809,875	$ (1,641,571)	$ 168,304

The accompanying notes are an integral part of these financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

		2025
CASH FLOW FROM OPERATING ACTIVITIES:		
Net loss	$	(19,916)
Adjustments to reconcile net loss to net cash flow		
used in operating activities:		
Gain on change in fair value of investments		(17,838)
Prepaid expenses and other assets		(1,269)
Accrued expenses		1,250
Related party liability		44
Deferred tax liability		3,512
Net cash used in operating activities		(34,217)
CHANGE IN CASH AND CASH EQUIVALENTS		(34,217)
CASH AND CASH EQUIVALENTS - beginning of year January 01, 2025	$	128,219
CASH AND CASH EQUIVALENTS - end of year December 31, 2025	$	94,002

The accompanying notes are an integral part of these financial statements

1. NATURE OF OPERATIONS

Abacus International Capital Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is wholly-owned by Abacus Federal Savings Bank (the "Parent Company"). The Company offers securities transaction services to its customers.

The Company is engaged in a single line of business as a securities broker-dealer that comprises agency transactions. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k (2)(i) since it holds no customer accounts and uses other security firms for clearing.

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operations for the foreseeable future. Principal conditions or events that may raise doubt about the ability of the entity to continue as a going concern include the fact that the Company has no current customers, has terminated its clearing agreement with Sterne Agee & Leach, Inc. and has historically funded operations through capital contributions from the Parent Company. However, the Company is exploring other possible business opportunities and fully intends to remain as a going concern. Management's plan to alleviate substantial doubt about the ability to continue as a going concern is dependent on continued support from the Parent Company. The Parent Company fully intends to continue to maintain the Company as a going concern and has the ability to support the Company. The Company's ability to meet its obligations as they become due is dependent on the success of management's plans, as described above.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows
The Company considers cash on hand and amounts on deposit with depository institutions having maturity of three months or less when purchased as cash and cash equivalents for purposes of the statement of cash flows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Brokerage commissions. The Company contemplates buying and selling securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company would charge a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. The company did not recognize any brokerage commission revenue during the year ended December 31, 2025.

Financial Instruments with Off-Balance Sheet Risk

In the normal course of its business and under standard contract terms included in the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers, if any, are unable to fulfill contractual obligations under margin accounts. At December 31, 2025, the business did not have any balance in margin accounts.

Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. In the event the Company has to make a payment under this indemnity, the financial guarantee would be recorded at fair value.

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organizations, receivables and payables, and accrued expenses), except for trading securities, approximate the fair value because of the short maturity of the investments. Trading securities consist of equity positions in corporate stocks recorded at fair value through earnings.

Investment Securities

The Company has an investment account which is recorded at fair value, using market prices, and changes in fair value are recorded in earnings. The account is classified as Trading Securities. Interest and dividends are included in interest income.

Concentration of Credit Risk

The Company is considering various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions which periodically exceed federally insured limits. No such excess exists at December 31, 2025.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Income Taxes

The Company is included in the consolidated federal and state income tax returns of the Parent Company and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the federal and state consolidated tax asset or liability among the participants generally in proportion to their contribution to the consolidated taxable income or loss amounts.

Income tax expense (benefit) is allocated by the Parent and consists of the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities reflect future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Related Party Transactions

The Company has an agreement with the Parent Company whereby the Parent Company incurs and pays the Company's overhead and administrative costs. This is recorded on the payable to parent line item on the statement of financial condition. A portion of the overhead and administrative cost has been identified as attributed to occupancy expenses. In assessing the nature of this expense and terms of the expense sharing agreement, we have concluded that the arrangement does not meet the definition of a lease under the ASC 842 lease accounting standard since the Company does not obtain substantially all of the economic benefits from the use of the larger asset (the Company's economic benefit is limited to the portion that is uses) and therefore will not be accounted for under the ASC 842 lease accounting standard.

The Company participates in a Tax Participation Agreement with Abacus Federal Savings Bank and its subsidiaries. The resulting tax benefit is recorded as a receivable from parent company on the statement of financial condition.

New Accounting Pronouncements

On December 14, 2023, the FASB issued a final standard on improvements to income tax disclosures. The standard requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. *ASU 2023-09, Improvements to Income Tax Disclosures*, applies to all entities subject to income taxes. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. The Company adopted this guidance for the year ended December 31, 2025, and the adoption did not have a material impact on the Company's financial statements.

3. **FULLY-DISCLOSED CLEARING AGREEMENT**

The Company currently does not have a clearing agreement with any institution. There are no customer accounts currently, as there are no customers.

4. **INCOME TAXES**

The components of the income tax benefit for 2025 were as follows:

Current	$	(8,356)
Deferred		3,746
Income tax benefit	$	(4,611)

The difference between the expected income tax benefit (computed by applying the U.S. Federal corporate income tax rate of 21% to the loss before income tax benefit) for the year ended December 31, 2025 and the reported income tax benefit is a result of state and city tax expense.

At December 31, 2025, the Company has a deferred tax liability of $8,300, resulting from unrealized gains (losses) on trading securities.

5. **RELATED PARTIES**

The Company has an agreement with the Parent Company whereby the Parent Company incurs and pays all of the Company's overhead and administrative costs. In 2025, $7,543 of costs were allocated to the Company by the parent Company as follows:

OPERATING EXPENSES:		
Communication and data processing	$	1,946
Occupancy		5,595
Other		1
	$	7,543

The Company occupies a portion of the parent company office. The parent company allocates its occupancy costs to the Company at 0.50% of the monthly expenses.

6. **FAIR VALUE**

A fair value hierarchy that prioritizes the inputs to valuation methods is used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

- Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of investment securities are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Fair Value Measurement at December 31, 2025:

Description	Level 1	Level 2	Level 3
Investment securities:			
Corporate equity securities - financial	$ 87,417	$ -	$ -

7. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net ration would exceed 10 to 1.

At December 31, 2025, the Company had net capital of $120,906 which was $115,906 in excess of its required net capital of $5,000. The Company's net capital ratio was 16.17.

8. **SUBSEQUENT EVENTS**

Subsequent events have been evaluated through February 19, 2026, which is the date the financial statements were available to be issued.

ABACUS INTERNATIONAL CAPITAL CORP.
Schedule 1:
SCHEDULE OF THE COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE ACT OF 1934 RULE 15C3-1
AS OF DECEMBER 31, 2025

		2025
Total stockholder's equity from statement of financial condition	$	168,304
Deductions		
Non-allowable assets:		
Prepaid expenses and other assets		34,285
Total Non-allowable assets:		34,285
Net capital before haircuts on securities positions		134,019
Haircuts on securities		(13,113)
Net capital	$	120,906
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		11,250
Net deferred tax		8,300
Total aggregate indebtedness to net capital		19,550
Percent of aggregate indebtedness to net capital		16.17%
Computation of basic net capital requirement:		
Minimum net capital required of 6.67% of aggregate indebtedness or		
$5,000, whichever is greater		5,000
Net capital		120,906
Excess net capital over minimum requirement		115,906
Net capital per computation contained in the Company's corresponding		
unaudited Form X-17a-5, Part IIA filing	$	120,906

There were no material differences between the above computation and the computation included in the Company's corresponding amended unaudited Form X-17A-5 Part III filing, as of December 31, 2025, filed February 19, 2026. Accordingly, no reconciliation is necessary.

ABACUS INTERNATIONAL CAPITAL CORP.

Schedule 2:
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Securities and Exchange Commission Rule 15c3-3
December 31, 2025

Abacus International Capital Corp. (the "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(i) of the Rule.

Schedule 3:
Information Relating to Possession or Control Requirements Pursuant to Securities and Exchange Commission Rule 15c3-3, December 31, 2025

Abacus International Capital Corp. (the "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(i) of the Rule.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Stockholders
Abacus International Capital Corp.
New York, NY

We have reviewed management's statements, included in the accompanying Exemption Report, in which Abacus International Capital Corp. (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3;

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because it limits its business activities exclusively to participating in distributions of securities in accordance of paragraphs (a) or (b)(2) of Rule 15c2-4, consulting, and acting as a finder, and the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts for customers and, it does not carry accounts for customers, it does not hold securities or funds for customers; and

3. The Company did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Abacus International Capital Corp. is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Abacus International Capital Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

S. R. Snodgrass, P.C.

Conshohocken, Pennsylvania
February 19, 2026

PITTSBURGH, PA

2009 Mackenzie Way · Suite 340
Cranberry Township, PA 16066
(724) 934-0344

PHILADELPHIA, PA

161 Washington Street · Suite 200
Conshohocken, PA 19428
(610) 278-9800

WHEELING, WV

980 National Road
Wheeling, WV 26003
(304) 233-5030

STEUBENVILLE, OH

511 N. Fourth Street
Steubenville, OH 43952
(304) 233-5030

S.R. Snodgrass, P.C. d/b/a S.R. Snodgrass, A.C. in West Virginia

Abacus International Capital Corp.

Management Statement Regarding Compliance with the Exemption Provisions of Securities and Exchange Commission Rule 15c3-3

Assertions Regarding Exemption Provision:

Abacus International Capital Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> The Company is filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to : participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)2 of Rule 15c2-4 an the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year December 31, 2025 without exception

Statement Regarding Meeting Exemption Provision:

The Company has met the identified exemption provision, as noted above, without exception, throughout the 2025 calendar year.

I, Jill Sung, swear that, to my best knowledge and belief, this exemption report is true and correct.

Jill Sung, Vice President

Date: February 19, 2026